Mail Stop 4561

November 3, 2005

Jack L. Alderman
Chairman of the Board
E Energy Adams, LLC
510 Main Street, P.O. Box 49
Adams, Nebraska 68301

      Re: E Energy Adams, LLC
              Registration Statement on Form SB-2
              Filed October 7, 2005
              Registration No. 333-128902

Dear Mr. Alderman:

We have reviewed your registration statement and have the following comments on your financial statements and related disclosure. Comments on legal matters disclosed in your registration statement will follow under separate cover. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Report of Independent Registered Public Accounting Firm, page F-2

1.   Ensure that you include an updated consent from you independent auditors with any pre-effective amendment.

Financial Statements, page F-3

2.   Please update the financial statements when required by Item 310(g) of
        Regulation S-B.

Notes to Financial Statements, page F-7

Note 1, Summary of Significant Accounting Policies, page F-7

Accounting Estimates, page F-7

3.   We note that you state that "significant estimates include the deferral of
        expenditures for offering costs." Please clarify the nature of the items you have
        deferred, the nature of the estimates you have made and the reasons those
        estimates may change in the near term.

                                        * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chauncey Martin at (202) 551-3441 or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-3453 if you have questions regarding our comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any other questions. In the alternative, you may me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (515) 283-0231
Valerie D. Bandstra, Esq.
Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
Phone: (515) 242-2400